Exhibit 99.2

Please note that the rights issue referenced in this letter (the “Rights Issue”) is being made in the United States pursuant to a prospectus supplement, dated September 13, 2013 (the “Prospectus Supplement”), to the prospectus, dated August 15, 2013 (together with the Prospectus Supplement, the “Prospectus”), and accompanying registration statement filed by Compañía Cervecerías Unidas S.A. (“CCU”) with the United States Securities and Exchange Commission (the “SEC”) on August 15, 2013. Before you invest, you should read the enclosed Prospectus, as it may be amended from time to time, and other documents CCU has filed, and will file, with the SEC for more complete information about CCU and the Rights Issue. You may obtain electronic copies of these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by accessing the CCU website at www.ccu.cl or www.ccuinvestor.com. Pursuant to Rule 173 of the United States Securities Act of 1933, as amended, you are hereby deemed to have access to the Prospectus. If you would like to request additional copies of the Prospectus or other material enclosed to be mailed to you, please contact Innisfree M&A Incorporated, CCU’s information agent for the Rights Issue, at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

Notice of Rights Offering to Holders of

Compañía Cervecerías Unidas S.A.

American Depositary Shares

September 13, 2013

To:	Registered holders of American Depositary Shares of

Compañía Cervecerías Unidas S.A.

This letter is being distributed to all holders of record of American Depositary Shares of CCU (“ADSs”) as of 5:00 p.m. (New York City time) on September 9, 2013 (the “ADS record date”) in connection with the distribution of transferable rights to purchase new ADSs (“ADS rights”) upon the terms set forth in the Prospectus. Each holder of ADSs on the record date is entitled to receive 0.1601241 ADS right for every ADSs held on the record date. No fractional ADS rights will be distributed, although holders of ADSs may receive a payment in respect of fractional ADS rights entitlements, as described in the Prospectus. In connection with the offering by CCU of ADS rights, please find enclosed (1) the ADS Rights Statement which includes the subscription form, which must be completed by you in order to direct the exercise or the sale of your ADS rights, (2) a pre-paid return envelope and, (3) a copy of the Prospectus. JPMorgan Chase Bank, N.A. has been appointed as the ADS rights agent by CCU. Your prompt attention is requested, as the ADS subscription period expires at 2:30 p.m. (New York City time) on October 4, 2013 (the “ADS rights expiration date”).

The CUSIP No. for CCU’s ADSs is 204429104, which are quoted on The New York Stock Exchange under the symbol “CCU”. The CUSIP No. for the ADS rights is 204429112, which will be quoted on The New York Stock Exchange under the symbol “CCU RT”.

ADS RIGHTS NOT EXERCISED PRIOR TO 2:30 P.M. (NEW YORK CITY TIME) ON OCTOBER 4, 2013 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

Exercise of ADS Rights

Holders of ADSs will receive 0.1601241 ADS right for every ADS he/she held as of the ADS record date, subject to applicable law. One (1) ADS right will entitle the holder of such ADS right to purchase one (1) new ADS. To exercise ADS rights and to subscribe for any new ADSs, holders of ADSs rights must pay the ADS deposit amount of US$26.52 per subscribed new ADS (the “estimated ADS subscription payment”), which is the ADS subscription price of CLP 13,000.00 converted into U.S. dollars at an exchange rate of CLP 500.00 per U.S. dollar (the “estimated U.S. dollar subscription price”), plus an additional 2%, representing an allowance for potential fluctuations in the exchange rate between the Chilean peso and the U.S. dollar, ADS issuance fees of the depositary of US$0.05 per new ADS issued, and certain taxes. The ADS rights agent will make the conversion from U.S. dollars into Chilean pesos to pay the subscription price for new ADSs (the “final ADS subscription price”) for which your ADS rights entitle you to subscribe in the ADS rights exercise period at any commercially practicable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting ADS issuance fees, currency conversion expenses and financial transaction taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest (to the extent the excess owing to you exceeds US$15.00). If the amount paid to subscribe for each new ADS is insufficient to cover the final ADS subscription price, the ADS rights agent will pay the amount on your behalf and you will then be required to pay the amount of such deficiency promptly (including interest and expenses) to the ADS rights agent prior to your receiving any of the ADSs for which you subscribed. If payment of the amount of any deficiency is not received by the ADS rights agent by October 18, 2013, the ADS rights agent may sell the ADSs subscribed for at a public or private sale, at such place or places and upon such terms as it may deem proper to cover such deficiency and costs related thereto. Please refer to the Prospectus for further details.

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Chile and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. No ADS rights will be credited to any account, nor will any new ADSs or certificates evidencing such securities be delivered to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited. CCU reserves absolute discretion in determining whether any holder of ADSs located or resident outside Chile and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the Prospectus.

Questions or Requests for Additional Copies

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to Innisfree M&A Incorporated, the Information Agent, at (888) 750-5834 (toll-free). Banks and brokers may call collect at (212) 750-5833. Additional copies of the enclosed materials as well as the Prospectus may also be obtained from the Information Agent.